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                                  UNITED STATES
                       SECURITIES ADN EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             AMERICAN ELECTROMEDICS
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   025569-203
                          ----------------------------
                                 (CUSIP Number)


   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916)448-6084
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 15, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D


CUSIP No. 025569-203

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Liviakis Financial Communications, Inc. 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
            00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,231,371
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          --
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,231,371
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,231,371
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON(See Instructions)
              CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D


CUSIP No. 025569-203

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      John M. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
            00, PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          10,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,231,371
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            10,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,231,371
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,241,371
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON(See Instructions)
              IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D


CUSIP No. 025569-203

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Renee A. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          --
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,231,371
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            --
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,231,371
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,231,371
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON(See Instructions)
              IN
--------------------------------------------------------------------------------

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), issued by American Electromedics Corp., a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.

2.       IDENTITY AND BACKGROUND.

         This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"),John M. Liviakis ("JML"), and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of financial and investor public relations, investor communications, and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML and its Treasurer, Chief Financial Officer and Secretary is RAL. JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         Prior to his resignation on March 15, 1999, Robert B. Prag ("RBP") was an executive officer and director of LFC. As such, RBP had filed jointly with LFC, JML and RAL a statement on Schedule 13D with respect to the Corporation's Common Stock. With his resignation, RBP disaffirms any joint actions with LFC, JML and RAL with respect to the Corporation or its Common Stock, and LFC, JML and RAL disaffirm any joint actions with RBP with respect to the Corporation or its Common Stock. Any group status that may have existed with respect to LFC, JML and RAL, on the one hand, and RBP, on the other, with respect to the Corporation's Common Stock terminated upon the resignation of RBP as an executive officer and director of LFC. All further filings by RBP with respect to transactions in the Issuer's Common Stock will be filed, if required, by RBP in his individual capacity.

         During the last five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amended Schedule 13D is being filed to report (i) 1,231,371 shares of Common Stock held by LFC on March 15, 1999 and (ii) 10,000 shares of Common Stock held by JML on March 15, 1999.

         Pursuant to a Consulting Agreement dated February 19, 1998 and effective as of March 16, 1998 between the Corporation and LFC (the "Consulting Agreement"), the Corporation on or about March 16, 1998 issued (i) 750,000 shares of Common Stock to LFC and (ii) a Common Stock Purchase Warrant to purchase up to 750,000 shares of Common Stock to LFC (the "LFC Warrant"). The LFC Warrant was exercisable from March 16, 1998 through March 16, 2002 at an exercise price of $1.00 per share. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is Exhibit "A" to this Schedule 13D.

         Between March 23 and March 26, 1998, LFC purchased 39,000 shares of Common Stock in the open market for aggregate consideration of $182,846.11. The source of funds for such purchase was LFC's working capital.

         On April 21, 1998, JML purchased 10,000 shares of Common Stock in the open market for aggregate consideration of $35,804.09. The source of funds for such purchase was JML's personal funds.

         On December 15, 1998, LFC engaged in a "cashless" exercises of the LFC Warrant. In lieu of paying the $750,000 aggregate cash exercise price for the 750,000 shares that could be purchased pursuant to the LFC Warrant, LFC directed the Corporation to retain 307,629 of the shares, having a market value of $750,000, as consideration for the exercise of the LFC Warrant and to issue to LFC the balance of 442,371 shares of Common Stock.

4.       PURPOSE OF TRANSACTION.

         The 750,000 shares of Common Stock and the LFC Warrant were issued to LFC pursuant to the Consulting Agreement as partial consideration for consulting services to be performed by LFC for the Corporation.

         LFC and JML have acquired and intend to hold the shares of Common Stock they respectively acquired for investment purposes. LFC, JML and RAL may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML and RAL have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 1,231,371 shares of Common Stock owned by LFC. LFC would exercise its power to direct the vote or disposition of such shares through its officers and directors, JML and RAL. JML has the sole power to direct the vote or disposition of the 10,000 shares of Common Stock owned by JML. LFC disclaims any beneficial interest in any shares of Common Stock owned by JML.

         The 1,231,371 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 16.1% of that class of securities. The 10,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.1% of that class of securities. In each case, the calculation of the percentage of Common Stock is based on the 7,668,000 shares of Common Stock which the Corporation advised LFC were outstanding on March 4, 1999.

         During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation entered into the Consulting Agreement with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from March 15, 1998 through March 15, 1999. In the Consulting Agreement and in the LFC Warrant, the Corporation granted to LFC certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. Except for the Consulting Agreement and the LFC Warrant, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated February 19, 1998 and effective as of March 16, 1998, by and between the Corporation and LFC.

         Exhibit B - Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to LFC.

         Exhibit C - Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to RBP.

         Exhibit D - Agreement of LFC and RBP pursuant to Rule 13d-1(f).

         Exhibit E - Agreement of LFC, JML, RAL and RBP pursuant to Rule
13d-1(f).

         Exhibit F - Agreement of LFC, JML and RAL pursuant to Rule 13d-1(k)(l).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1999                   LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By: /s/ John M. Liviakis
                                             -----------------------------------
                                                 John M. Liviakis, President

                                             /s/ John M. Liviakis
                                         ---------------------------------------
                                                 John M. Liviakis

                                             /s/ Renee A. Liviakis
                                         ---------------------------------------
                                                 Renee A. Liviakis

                                             /s/ Robert B. Prag
                                         ---------------------------------------
                                                 Robert B. Prag

                                   EXHIBIT "F"
                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of American Electromedics Corp., a Delaware corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-second day of March, 1999.

                                         LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By:___________________

                                         ______________________
                                            John M. Liviakis

                                         ______________________
                                           Renee A. Liviakis



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